Exhibit 99.1

Spreadtrum Communications Announces Share Repurchase Program and Management's Intention to Repurchase Stock

SHANGHAI, June 17, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to US$100 million of its American Depositary Shares ("ADSs") pursuant to a Rule 10b5-1 repurchase plan. The share repurchase program will be funded with the Company's cash on hand. Members of the Company's management team also intend to purchase the Company's outstanding shares through the open market.

Spreadtrum's Chairman and CEO, Dr. Leo Li, said, "We believe the share repurchase program represents an effective use of our cash and is in the best interests of our shareholders. We expect to continue generating cash from operations that would provide enough resources to fund our ongoing R&D efforts. Management's commitment to repurchase shares further reflects our confidence with our near and long-term growth initiatives."

The repurchase program does not obligate the Company to repurchase a minimum number of shares, and the program may be suspended or canceled without prior notice.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and radio frequency processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company's share repurchase program, management's commitment to repurchase shares, the Company's share repurchase program being in the best interests of our shareholders, the Company's future cash generation and cash resources, and the Company's near and long-term growth initiatives. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.